EXHIBIT 8

List of the Subsidiaries of M-Systems Flash Disk Pioneers Ltd.  and where they are incorporated

Name	Country of Organization	Ownership
M-Systems, Inc.	U.S.	100%
M-Systems Asia Ltd.	Taiwan	100%
M-Systems Flash Disk Pioneers (Japan), Inc.	Japan	100%
M-Systems UK Ltd.	United Kingdom	100%
M-Systems China Shenzhen Ltd.	China	100%
M-Systems B.V.	The Netherlands	100%
Smart Caps Ltd.*	Israel	79.95%
TwinSys Ltd. **	Israel	50.10%
TwinSys Data Storage L.P. **	Israel	50.10%

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